Exhibit 99.9

PRESS RELEASE

Fourth quarter and full-year 2022 results

TotalEnergies leverages global portfolio

to post adjusted net income of $7.6 billion in the fourth quarter 2022 and IFRS full-year net income of $20.5 billion

TotalEnergies confirms 2023 pay-out of 35-40% for shareholders while ensuring its employees and customers share in value

	4Q22	Change vs 4Q21	2022	Change vs 2021
Net income (TotalEnergies share) (B$)	3.3	-44%	20.5	+28%
Adjusted net income (TotalEnergies share)(1)
- in billions of dollars (B$)	7.6	+11%	36.2	x2
- in dollars per share	2.97	+17%	13.94	x2.1
Adjusted EBITDA(1) (B$)	16.0	+12%	71.6	+69%
DACF(1) (B$)	9.4	-4%	47.0	+53%
Cash Flow from operations (B$)	5.6	-52%	47.4	+56%
Net-debt-to-capital ratio(2) of 7.0% at December 31, 2022 vs. 4.0% at September 30, 2022 Final 2022 dividend set at 0.74 €/share

Paris, February 8, 2023 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on February 7, 2023, to approve the 2022 financial statements. On the occasion, Patrick Pouyanné said:

“While down from the previous quarter highs due to uncertainties about the demand outlook, fourth quarter oil and gas prices as well as refining margins remained strong in supply-constrained markets. Benefiting from this favorable environment as well as the increase in its hydrocarbon production (+5%) and LNG sales (+22%), thanks to its unique position in Europe, TotalEnergies reported cash flow of $9.1 billion and adjusted net income of $7.6 billion. Including the $4.1 billion impairment related to the deconsolidation of Novatek at year-end 2022, IFRS net income was $3.3 billion.

In 2022, the Company generated $45.7 billion of cash flow. IFRS net income was $20.5 billion, including nearly $15 billion in provisions related to Russia (for an adjusted net income of $36.2 billion). Return on equity was 32% and return on capital employed was 28%, demonstrating the quality of its global portfolio.

The iGRP segment posted adjusted net operating income of $2.9 billion and cash flow of $3.1 billion, up 17% over the quarter, bringing annual results to $12 billion and cash flow to $11 billion. The Company took full advantage of its global LNG portfolio. The Integrated Power activity (covering the electricity and renewables business) generated $1 billion of cash flow over the year, with production of 33 TWh up 57%, and nearly 17 GW of gross renewable capacity installed at the end of 2022. In order to provide shareholders with a better understanding of the growth strategy of LNG and electricity/renewables, the Board of Directors decided that from the first quarter 2023 iGRP's results will separately report the contributions of the Integrated LNG and Integrated Power activities.

Exploration & Production posted adjusted net operating income of $3.5 billion and cash flow of $5.0 billion in the fourth quarter, raising its strong full-year contribution to the Company's cash flow to $26 billion in 2022. Two new discoveries, in Cyprus and Brazil, add to the discoveries already made in Namibia and Suriname in 2022.

Downstream achieved historic performance in 2022 with $8.9 billion in adjusted net operating income and $10.1 billion in cash flow, supported by a refinery utilization rate of 82% that fully captured high refining margins. TotalEnergies continues to grow in petrochemicals with the launch of the Amiral project, a world-class integrated complex in Saudi Arabia.

In line with the policy announced in September 2022, TotalEnergies implemented a balanced cash allocation in 2022, between shareholders (37.2% payout), investments ($16.3 billion or 36% of cash flow, including $4 billion in low-carbon energies), and deleveraging (reducing net debt by $12.2 billion, or 27% of cash flow) to end 2022 with gearing of 7%. In addition, the Company has ensured balanced profit sharing with its employees (exceptional bonus of up to one month’s salary* and wage increases taking into account the inflation rate observed in the various countries) and with its customers through rebates on various energy products to mitigate the increase in energy prices. Governments have also benefited from more than $33 billion in taxes worldwide, more than double the amount in 2021, mostly paid to producing countries,

(1)	Definition on page 3.

(2)	Excluding leases.

*	Payment, capped for high salaries, to employees of all fully owned companies and of companies in which TotalEnergies holds more than 50%, subject to agreement by their governing bodies.

In view of the growth in structural cash flow forecast for 2023 and the share buybacks carried out in 2022 (5% of the share capital), the Board of Directors proposes to the Shareholders’ Meeting the distribution of a final 2022 dividend of €0.74/share, an increase of 6.5% for the ordinary 2022 dividend to €2.81/share, plus the special dividend of €1/share paid in December 2022. In addition, the Board of Directors confirmed a shareholder return policy for 2023 targeting a pay-out between 35-40%, which will combine an increase in interim dividends of more than 7% to €0.74/share and share buybacks of $2 billion in the first quarter. »

1.       Highlights(3)

Social and environmental responsibility

•	Commercial rebates on electricity prices for VSEs and SMEs

•	TotalEnergies ranked first in the CAC40 for investor transparency by the Forum for Responsible Investment

Integrated LNG

•	Commissioning of the floating LNG regasification unit at the Lubmin terminal in Germany

•	Started production on Block 10, and signed a long-term LNG contract for 0.8 Mt/y, in Oman

Integrated Power

•	Acquired a stake in Brazil's leading renewable developer (Casa dos Ventos) with a portfolio of more than 6 GW of onshore solar and wind projects in Brazil
•	Total Eren signed an agreement for development of 1 GW wind project in Kazakhstan

•	Start-up of 800 MW Al Kharsaah solar power plant in Qatar

•	50% Farm-down of a 234 MW portfolio of renewable projects, in France

Upstream

•	Withdrawal of TotalEnergies representatives from Board of Directors of PAO Novatek and deconsolidation of the Company's 19.4% stake in Novatek
•	Acquired additional 4.08% interest in the Waha concessions in Libya

•	Divested the Dunga field in Kazakhstan

•	Acquisition by TotalEnergies EP Canada, ahead of its spin-off, of an additional interest in Fort Hills

•	Launched Lapa South-West project in Brazil

•	Gas discovery on the Zeus-1 well, located on Block 6 in Cyprus

•	Oil discovery in the Sépia area, Brazil

•	Entry to the Agua Marinha offshore exploration block in Brazil

•	Launched exploration activities on Block 9 for drilling in 2023, in Lebanon

Downstream and new molecules

•	Final investment decision for the Amiral Petrochemical Complex with Aramco, Saudi Arabia

•	Launch with Air Liquide of a renewable and low-carbon hydrogen production project on the Grandpuits platform in France
•	Start-up of BioBéarn, the largest biogas production unit in France with a capacity of 160 GWh

•	Memorandum of Understanding with Air France-KLM for the supply of 0.8 Mt of SAF over 10 years

•	Creation of a joint venture with Air Liquide to develop a network of more than 100 hydrogen stations for trucks in Europe

Decarbonization

•	Memorandum of understanding with Holcim for a pilot project to decarbonize a cement plant in Belgium

•	Entry on two permits for CO2 storage in the North Sea, Denmark

(3)	Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements.

2.       Key figures from TotalEnergies’ consolidated financial statements(4)

4Q22	3Q22	4Q21	4Q22 vs 4Q21	In millions of dollars, except effective tax rate, earnings per share and number of shares	2022	2021	2022 vs 2021
15,997	19,420	14,285	+12%	Adjusted EBITDA (5)	71,578	42,302	+69%
8,238	10,279	7,316	+13%	Adjusted net operating income from business segments	38,475	20,209	+90%
3,528	4,217	3,525	-	Exploration & Production	17,479	10,439	+67%
2,889	3,649	2,759	+5%	Integrated Gas, Renewables & Power	12,144	6,243	+95%
1,487	1,935	553	x2.7	Refining & Chemicals	7,302	1,909	x3.8
334	478	479	-30%	Marketing & Services	1,550	1,618	-4%
1,873	2,576	1,787	+5%	Contribution of equity affiliates to adjusted net income	8,254	4,190	+97%
41.4%	44.1%	40.2%	-	Effective tax rate (6)	40.9%	37.9%	-
7,561	9,863	6,825	+11%	Adjusted net income (TotalEnergies share)	36,197	18,060	x2
2.97	3.83	2.55	+17%	Adjusted fully-diluted earnings per share (dollars) (7)	13.94	6.68	x2.1
2.93	3.78	2.19	+34%	Adjusted fully-diluted earnings per share (euros)*	13.24	5.65	x2.3
2,522	2,560	2,644	-5%	Fully-diluted weighted-average shares (millions)	2,572	2,647	-3%

3,264	6,626	5,837	-44%	Net income (TotalEnergies share)	20,526	16,032	+28%

3,935	3,116	4,681	-16%	Organic investments (8)	11,852	12,675	-6%
(133)	1,587	(396)	ns	Net acquisitions (9)	4,451	632	x7
3,802	4,703	4,285	-11%	Net investments (10)	16,303	13,307	+23%

9,135	11,736	9,361	-2%	Operating cash flow before working capital changes (11)	45,729	29,140	+57%
9,361	12,040	9,759	-4%	Operating cash flow before working capital changes w/o financial charges (DACF) (12)	47,025	30,660	+53%
5,618	17,848	11,621	-52%	Cash flow from operations	47,367	30,410	+56%

*    Average €-$ exchange rate: 1.0205 in the fourth quarter 2022 and 1.0530 in 2022.

(4)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 18.
(5)	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income.
(6)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(7)	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds
(8)	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(9)	Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 20).
(10)	Net investments = organic investments + net acquisitions (see page 20).
(11)	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gains from renewable projects sale.

The inventory valuation effect is explained on page 22. The reconciliation table for different cash flow figures is on page 20.

(12)	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

3.       Key figures of environment, greenhouse gas emissions and production

3.1       Environment* – liquids and gas price realizations, refining margins

4Q22	3Q22	4Q21	4Q22 vs 4Q21		2022	2021	2022 vs 2021
88.8	100.8	79.8	+11%	Brent ($/b)	101.3	70.9	+43%
6.1	7.9	4.8	+26%	Henry Hub ($/Mbtu)	6.5	3.7	+76%
32.3	42.5	32.8	-2%	NBP ($/Mbtu)	32.4	16.4	+97%
30.5	46.5	35.0	-13%	JKM ($/Mbtu)	33.8	18.5	+83%
80.6	93.6	72.6	+11%	Average price of liquids ($/b) Consolidated subsidiaries	91.3	65.0	+41%
12.74	16.83	11.38	+12%	Average price of gas ($/Mbtu) Consolidated subsidiaries	13.15	6.60	+99%
14.83	21.51	13.12	+13%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	15.90	8.80	+81%
73.6	99.2	16.7	x4.4	Variable cost margin - Refining Europe, VCM ($/t)**	94.1	10.5	x9

*	The indicators are shown on page 23.

**	This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

3.2       Greenhouse gas emissions(13)

4Q22	3Q22	4Q21	4Q22 vs 4Q21	GHG emissions (MtCO2e)	2022	2021	2022 vs 2021
10.1	10.3	9.9	+2%	Scope 1+2 from operated facilities (14)	39.7	37.0	+7%
8.3	8.2	8.5	-2%	of which Oil & Gas	32.5	33.1	-2%
1.8	2.1	1.4	+24%	of which CCGT	7.2	3.8	+86%
14.7	14.0	-	-	Scope 1+2 - equity share	56.1	53.7	+4%

107	90	108	-1%	Scope 3 from Oil, Biofuels & Gas Worldwide (15)	389	400	-3%
58	65	75	-22%	of which Scope 3 Oil Worldwide (16)	254	285	-11%

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available.

Excluding Covid-19 effect for emissions data from 2Q20 through 2Q22.

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Methane emissions (ktCH4)	2022	2021	2022 vs 2021
11	10	12	-8%	Methane emissions from operated facilities	42	49	-14%
10	14	-	-	Methane emissions - equity share	47	51	-8%

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available.

The evolution of Scope 1+2 emissions of operated installations in 2022 is mainly due to the increased use of gas-fired power plants (7.2 Mt in 2022 versus 3.8 Mt in 2021), in the context of lower availability of nuclear power plants in France, as well as the start-up of the Landivisiau power plant. Conversely, emissions from Oil & Gas activities fell by 2%.

(13)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.

(14)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2021 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

(15)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2022, the calculation of Scope 3 GHG emissions for the oil and biofuels value chains considers products sales (higher than production) and for the gas value chain, marketable gas production (higher than gas sales either as LNG or as part of direct sales to B2B/B2C).

(16)	Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the sale of petroleum products.

3.3	Production*

			4Q22				2022
4Q22	3Q22	4Q21	vs	Hydrocarbon production	2022	2021	vs
			4Q21				2021
2,812	2,669	2,852	-1%	Hydrocarbon production (kboe/d)	2,765	2,819	-2%
1,357	1,298	1,278	+6%	Oil (including bitumen) (kb/d)	1,307	1,274	+3%
1,455	1,371	1,574	-8%	Gas (including condensates and associated NGL) (kboe/d)	1,458	1,545	-6%

2,812	2,669	2,852	-1%	Hydrocarbon production (kboe/d)	2,765	2,819	-2%
1,570	1,494	1,509	+4%	Liquids (kb/d)	1,519	1,500	+1%
6,681	6,367	7,328	-9%	Gas (Mcf/d)	6,759	7,203	-6%

*   Company production = E&P production + iGRP production.

Hydrocarbon production was 2,812 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter of 2022, up 5% quarter-on-quarter, benefiting from projects ramp-up (Mero 1 in Brazil, Ikike in Nigeria), resumption of production from Kashagan in Kazakhstan, lower planned maintenance (notably on Ichthys in Australia), and despite the disposal of Termokarstovoye, in Russia.

Hydrocarbon production was 2,765 kboe/d in 2022, down 2% year-on-year, comprised of:

•	+3% due to start-ups and ramp-ups, notably CLOV Phase 2 and Zinia Phase 2 in Angola, Mero 1 in Brazil and Ikike in Nigeria,
•	+2% due to the increase in OPEC+ production quotas,

•	-3% portfolio effect, notably related to the end of the operating licenses for Qatargas 1 and Bongkot North in Thailand, as well as the effective withdrawal from Myanmar, the exit from Termokarstovoye and Kharyaga in Russia, partially offset by the entry into the Sépia and Atapu producing fields in Brazil,

•	-1% due to security-related production cuts in Libya and Nigeria,

•	-1% due to price effect,

•	-2% due to the natural decline of the fields.

4.       Analysis of business segments

4.1       Integrated Gas, Renewables & Power (iGRP)

4.1.1       iGRP Results

			4Q22				2022
4Q22	3Q22	4Q21	vs	In millions of dollars	2022	2021	vs
			4Q21				2021
2,889	3,649	2,759	+5%	Adjusted net operating income*	12,144	6,243	+95%
1,301	1,888	1,321	-2%	including adjusted income from equity affiliates	5,838	2,696	x2.2

650	653	1,190	-45%	Organic investments	1,904	3,341	-43%
(211)	1,718	47	ns	Net acquisitions	2,089	1,165	+79%
439	2,371	1,237	-65%	Net investments	3,993	4,506	-11%

3,127	2,683	2,440	+28%	Operating cash flow before working capital changes **	10,754	6,124	+76%
995	4,390	(57)	ns	Cash flow from operations ***	9,670	827	x11.7

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects.
***	Excluding financial charges, except those related to leases.

In the fourth quarter 2022:

•	iGRP adjusted net operating income was $2,889 million, up 5% year-on-year, mainly due to the growing contribution of the Integrated Power business,

•	iGRP operating cash flow before working capital changes was $3,127 million, up 28% year-on-year, mainly due to the performance of the Integrated LNG business, which benefited from higher prices and the growing contribution of the Integrated Power business,

•	working capital increased during the quarter, taking into account margin calls in gas and power supply activities.

Full-year 2022:

•	iGRP's adjusted net operating income was $12,144 million, up 95% year-on-year, thanks to its integrated LNG portfolio, in particular its regasification capacity in Europe, which positioned it to capture the benefit of the favorable pricing environment, and thanks to the growth of the Integrated Power business,

•	iGRP operating cash flow before working capital changes was $10,754 million in 2022, up 76% year-on-year, for the same reasons.

Starting in the first quarter of 2023, iGRP results will be presented in two segments:

•	Integrated LNG covering LNG production and trading activities as well as biogas and hydrogen activities,

•	Integrated Power covering electricity generation, storage, trading, and B2B B2C gas and power marketing activities.

4.1.2	Integrated LNG

			4Q22				2022
4Q22	3Q22	4Q21	vs	Hydrocarbon production for LNG	2022	2021	vs
			4Q21				2021
503	418	562	-11%	iGRP (kboe/d)	469	529	-11%
58	40	68	-14%	Liquids (kb/d)	53	63	-16%
2,420	2,067	2,697	-10%	Gas (Mcf/d)	2,267	2,541	-11%

			4Q22				2022
4Q22	3Q22	4Q21	vs	Liquefied Natural Gas in Mt	2022	2021	vs
			4Q21				2021
12.7	10.4	11.6	+10%	Overall LNG sales	48.1	42.0	+15%
4.4	4.0	4.6	-4%	incl. Sales from equity production*	17.0	17.4	-2%
11.4	9.2	10.1	+13%	incl. Sales by TotalEnergies from equity production and third party purchases	42.8	35.1	+22%

 *   The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

LNG production was 4.4 Mt in the fourth quarter, up 10% from the previous quarter, benefiting from a full quarter of production from Ichthys LNG in Australia after a planned maintenance in the third quarter. Production declined by 2% over the year, despite the restart of Snøhvit, Norway, in the second quarter, due to the end of the Qatargas 1 operating license and supply issues at Nigeria LNG.

Total LNG sales were up 22% in the quarter and 15% in the year, supported by strong LNG demand in Europe.

Adjusted net operating income for Integrated LNG was $11.2 billion in 2022, double the $5.6 billion contribution in 2021, as the integrated LNG portfolio, in particular its regasification capacity in Europe, was well-positioned to capture the benefit of the favorable pricing environment.

Cash flow from Integrated LNG was $9.8 billion in 2022, up nearly 80% from the $5.5 billion contribution in 2021, for the same reason.

4.1.3	Integrated Power

			4Q22				2022
4Q22	3Q22	4Q21	vs	Integrated Power	2022	2021	vs
			4Q21				2021
69.0	67.8	43.0	+61%	Portfolio of renewable power generation gross capacity (GW) (1),(2),(3)	69.0	43.0	+61%
16.8	16.0	10.3	+64%	o/w installed capacity	16.8	10.3	+64%
6.1	5.4	6.5	-6%	o/w capacity in construction	6.1	6.5	-6%
46.0	46.4	26.2	+76%	o/w capacity in development	46.0	26.2	+76%
33.4	33.9	28.0	+19%	Gross renewables capacity with PPA (GW) (1),(2),(3)	33.4	28.0	+19%
45.5	45.2	31.7	+43%	Portfolio of renewable power generation net capacity (GW) (3)	45.5	31.7	+43%
7.7	7.4	5.1	+50%	o/w installed capacity	7.7	5.1	+50%
4.1	3.5	4.6	-10%	o/w capacity in construction	4.1	4.6	-10%
33.6	34.2	22.0	+53%	o/w capacity in development	33.6	22.0	+53%
9.4	8.5	6.7	+42%	Net power production (TWh) (4)	33.2	21.2	+57%
3.3	2.4	1.9	+74%	incl. power production from renewables	10.4	6.8	+53%
6.1	6.3	6.1	+1%	Clients power - BtB and BtC (Million) (3)	6.1	6.1	+1%
2.7	2.8	2.7	+1%	Clients gas - BtB and BtC (Million) (3)	2.7	2.7	+1%
14.6	12.1	16.1	-10%	Sales power - BtB and BtC (TWh)	55.3	56.6	-2%
28.1	14.2	31.2	-10%	Sales gas - BtB and BtC (TWh)	96.3	101.2	-5%

767	460	447	+72%	Proportional adjusted EBITDA Integrated Power (M$) (5)	1,864	1,393	+34%
223	120	84	x2.7	incl. from renewables business	565	418	+35%

(1)	Includes 20% of Adani Green Energy Ltd’s gross capacity effective first quarter 2021.
(2)	Includes 50% of Clearway Energy Group’s gross capacity effective third quarter 2022.
(3)	End of period data.
(4)	Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.
(5)	TotalEnergies share (% interest) of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in Integrated Power affiliates (Electricity & Renewables until fourth quarter 2022), regardless of consolidation method.

Gross installed renewable electricity generation capacity reached 16.8 GW at year-end 2022, up 6.5 GW year-on-year, including nearly 4 GW from the acquisition of 50% of Clearway Energy Group in the United States and 0.8 GW from the start-up of the Al Kharsaah photovoltaic project in Qatar.

Net electricity generation stood at 9.4 TWh in the quarter and 33.2 TWh in 2022, up 57% year-on-year thanks to higher utilization rates of flexible power plants (CCGT) as well as a 53% increase in generation from renewable sources.

Adjusted net operating income of Integrated Power was $1.0 billion in 2022, up nearly 60% from the $0.6 billion contribution in 2021, driven by growth in power generation.

Cash flow from Integrated Power was $1.0 billion in 2022, up nearly 50% from the $0.7 billion contribution in 2021, for the same reason.

4.2       Exploration & Production

4.2.1	Production

			4Q22				2022
4Q22	3Q22	4Q21	vs	Hydrocarbon production	2022	2021	vs
			4Q21				2021
2,309	2,251	2,290	+1%	EP (kboe/d)	2,296	2,290	-
1,512	1,454	1,441	+5%	Liquids (kb/d)	1,466	1,437	+2%
4,261	4,300	4,631	-8%	Gas (Mcf/d)	4,492	4,662	-4%

4.2.2	Results

			4Q22				2022
4Q22	3Q22	4Q21	vs	In millions of dollars, except effective tax rate	2022	2021	vs
			4Q21				2021
3,528	4,217	3,525	-	Adjusted net operating income*	17,479	10,439	+67%
316	377	366	-14%	including adjusted income from equity affiliates	1,335	1,230	+9%
54.4%	55.4%	49.7%	-	Effective tax rate**	50.8%	45.2%	-

2,219	1,989	2,196	+1%	Organic investments	7,507	6,690	+12%
105	(126)	(162)	ns	Net acquisitions	2,520	(167)	ns
2,324	1,863	2,034	+14%	Net investments	10,027	6,523	+54%

4,988	6,406	5,688	-12%	Operating cash flow before working capital changes ***	26,080	18,717	+39%
4,035	9,083	8,624	-53%	Cash flow from operations ***	27,654	22,009	+26%

*	Details on adjustment items are shown in the business segment information annex to financial statements.

**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
***	Excluding financial charges, except those related to leases.

Exploration & Production adjusted net operating income was:

•	$3,528 million in the fourth quarter 2022:
o	stable year-on-year, thanks to the rise in oil prices, and despite the increase in taxes, particularly in the United Kingdom,
o	down 16% in the quarter, due to lower oil and gas prices,
•	$ 17,479 million in 2022, up 67% year-on-year, thanks to higher oil and gas prices.

Operating cash flow before working capital changes was as follows:

•	$4,988 million in the fourth quarter 2022:

o	down 12% year-on-year, due to higher taxes, particularly in the United Kingdom, and despite rising oil prices,
o	down 22% in the quarter, due to lower oil and gas prices, and despite higher production,
•	$26,080 million in 2022, up 39% year-on-year, thanks to higher oil and gas prices.

The impact of Energy Profit Levy (EPL) in the United Kingdom on current income was $0.4 billion in the fourth quarter, and $1.0 billion in 2022. The negative impact of EPL on deferred taxes was treated as a non-recurring item, amounting to $0.6 billion for the full-year 2022 and $0.3 billion in the fourth quarter.

4.3	Downstream (Refining & Chemicals and Marketing & Services)

4.3.1	Results

			4Q22				2022
4Q22	3Q22	4Q21	vs	In millions of dollars	2022	2021	vs
			4Q21				2021
1,821	2,413	1,032	+76%	Adjusted net operating income*	8,852	3,527	x2.5

1,023	453	1,267	-19%	Organic investments	2,354	2,576	-9%
(28)	(6)	(281)	ns	Net acquisitions	(159)	(368)	ns
995	447	986	+1%	Net investments	2,195	2,208	-1%

1,681	2,944	1,559	+8%	Operating cash flow before working capital changes **	10,069	5,502	+83%
939	4,737	2,832	-67%	Cash flow from operations **	11,787	8,806	+34%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

4.4	Refining & Chemicals

4.4.1	Refinery and petrochemicals throughput and utilization rates

			4Q22				2022
4Q22	3Q22	4Q21	vs	Refinery throughput and utilization rate*	2022	2021	vs
			4Q21				2021
1,389	1,599	1,279	+9%	Total refinery throughput (kb/d)	1,472	1,180	+25%
312	431	223	+40%	France	348	190	+83%
580	656	612	-5%	Rest of Europe	623	568	+10%
497	512	444	+12%	Rest of world	501	423	+18%
77%	88%	73%	-	Utlization rate based on crude only**	82%	64%	-

*	Includes refineries in Africa reported in the Marketing & Services segment.

**	Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

			4Q22				2022
4Q22	3Q22	4Q21	vs	Petrochemicals production and utilization rate	2022	2021	vs
			4Q21				2021
1,095	1,299	1,460	-25%	Monomers* (kt)	5,005	5,775	-13%
917	1,171	1,231	-26%	Polymers (kt)	4,549	4,938	-8%
66%	80%	90%	-	Steamcracker utilization rate**	76%	90%	-

*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput was:

•	down 13% over the quarter due to the impact of strikes on French facilities and a planned shutdown at the Antwerp platform in Belgium,
•	up 9% year-on-year in the fourth quarter 2022, due to the recovery in demand, particularly in Europe and the United States, and the restart of the Donges refinery in France in the second quarter of 2022, partially offset by the items above,
•	up 25% in 2022, due to the increase in the utilization rate of refineries.

Petrochemicals production was:

•	down 25% year-on-year in the fourth quarter of 2022 for monomers and 26% for polymers, due to the impact of strikes on French facilities and an unplanned shutdown on the BTP platform in the United States,
•	in 2022 compared to 2021, down 13% for monomers and 8% for polymers, after the very strong post-Covid increase observed in 2021.

4.4.2	Results

			4Q22				2022
4Q22	3Q22	4Q21	vs	In millions of dollars	2022	2021	vs
			4Q21				2021
1,487	1,935	553	x2.7	Adjusted net operating income*	7,302	1,909	x3.8

585	224	680	-14%	Organic investments	1,319	1,502	-12%
(5)	1	(156)	ns	Net acquisitions	(38)	(217)	ns
580	225	524	+11%	Net investments	1,281	1,285	-

1,144	2,164	865	+32%	Operating cash flow before working capital changes **	7,704	2,946	x2.6
232	3,798	2,446	-91%	Cash flow from operations **	8,663	6,473	+34%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Refining & Chemicals segment was:

•	$ 1,487 million in the fourth quarter 2022:

o	down 23% in the quarter, due to the impact of strikes in France, planned maintenance at the Antwerp refinery, and less favorable market conditions in petrochemicals,
o	2.7 times higher than in the fourth quarter 2021, driven by high refining margins,

•	$7,302 million in 2022, up 3.8 times year-on-year, due to high refining margins in Europe and the United States and higher refinery utilization rates.

Operating cash flow before working capital changes was $1,144 million in the fourth quarter 2022, down 47% on the quarter, mainly due to the impact of $719 million for the European Solidarity Contribution for 2022 refining activities. It is up 32% in the fourth quarter of 2022 year-on-year thanks to higher margins, and, for the full-year 2022 it was $7,704 million, 2.6 times higher than 2021, thanks to higher refining margins and throughput.

4.5	Marketing & Services

4.5.1	Petroleum product sales

			4Q22				2022
4Q22	3Q22	4Q21	vs	Sales in kb/d*	2022	2021	vs
			4Q21				2021
1,450	1,495	1,553	-7%	Total Marketing & Services sales	1,468	1,503	-2%
816	873	868	-6%	Europe	824	826	-
634	622	684	-7%	Rest of world	644	677	-5%

*	Excludes trading and bulk refining sales.

Fourth quarter 2022 sales of petroleum products were down 3% quarter-on-quarter and 7% year-on-year, due to lower demand related to high oil product prices and above-normal temperatures in Europe for heating oil.

Full-year 2022 sales were slightly down 2% year-on-year, as lower sales to professional and industrial customers, particularly in Europe, were partially offset by the recovery of aviation and network activities worldwide.

4.5.2	Results

			4Q22				2022
4Q22	3Q22	4Q21	vs	In millions of dollars	2022	2021	vs
			4Q21				2021
334	478	479	-30%	Adjusted net operating income*	1,550	1,618	-4%

438	229	587	-25%	Organic investments	1,035	1,074	-4%
(23)	(7)	(125)	ns	Net acquisitions	(121)	(151)	ns
415	222	462	-10%	Net investments	914	923	-1%

537	780	694	-23%	Operating cash flow before working capital changes **	2,365	2,556	-7%
707	939	386	+83%	Cash flow from operations **	3,124	2,333	+34%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Marketing & Services segment was $1,550 million for the full-year 2022, down 4% year-on-year, mainly impacted by the evolution of the €-$ exchange rate.

Operating cash flow before working capital changes was $2,365 million for 2022, down 7% year-on-year.

5.	TotalEnergies results

5.1	Adjusted net operating income from business segments

Segment adjusted net operating income was:

•	$8,238 million in the fourth quarter 2022, compared to $7,316 million a year earlier, due to higher oil and gas prices and refining margins,
•	$38,475 million in 2022, compared to $20,209 million in 2021, for the same reasons.

5.2	Adjusted net income (TotalEnergies share)

TotalEnergies’ adjusted net income was $7,561 million in the fourth quarter 2022 compared to $6,825 million in the fourth quarter 2021, due to higher oil and gas prices and refining margins.

Adjusted net income excludes the after-tax inventory effect, non-recurring items and the impact of changes in fair value(17).

The net income adjustment items(18) represented -$4,297 million in the fourth quarter 2022, consisting mainly of:

•	-$3.8 billion impairments and exceptional provisions, including -$4.1 billion related to Russia (deconsolidation of Novatek) and a +$0.7 billion impairment reversal in Canada,
•	-$0.7 billion stock effect,
•	-$1.4 billion related to the impacts of the European Solidarity Contribution, of the Energy Profits Levy in the United Kingdom on deferred tax, and of the electricity generation infra-marginal income contribution in France,
•	+$2.0 billion of fair value change effects.

For the full-year 2022, these items amounted to -$15,671 million, consisting mainly of:

•	-$15.7 billion impairments and exceptional provisions, including -$14.8 billion related to Russia and - $1.0 billion related to the withdrawal from the North Platte project in the United States,
•	-$1.7 billion related to the impacts of the European Solidarity Contribution, of the Energy Profits Levy in the United Kingdom on deferred tax, and of the electricity generation infra-marginal income contribution in France,
•	+$1.4 billion capital gain on the partial sale of SunPower shares and the revaluation of the retained and consolidated share using the equity method,
•	+$1.1 billion of fair value change effects.

TotalEnergies' effective tax rate was 41.4% in the fourth quarter 2022, compared to 44.1% in the third quarter 2022, mainly due to the decline in the Exploration & Production tax rate linked to lower oil and gas prices.

In 2022, the Company’s effective tax rate was 40.9%, versus 37.9% in 2021, mainly due to the increase in the Exploration & Production tax rate, notably linked to the higher oil and gas prices. Income and production taxes amounted to $33.0 billion, versus $15.9 billion in 2021.

5.3	Adjusted earnings per share

Adjusted diluted net earnings per share were:

•	$2.97 in the fourth quarter 2022, calculated based on 2,522 million weighted-average diluted shares, compared to $2.55 a year earlier,
•	$13.94 for the full-year 2022, calculated based on 2,572 million weighted-average diluted shares, compared to $6.68 for the previous year.

As of December 31, 2022, the number of diluted shares was 2,502 million.

As part of its shareholder return policy, as announced in October 2022, TotalEnergies repurchased in the fourth quarter 2022 34.7 million shares for $2 billion for their cancellation. In 2022, 128.9 million shares were repurchased for cancellation, representing 4.92% of the share capital, for $7 billion.

(17)	These adjustment elements are explained page 22.
(18)	Total adjustment items in net income are detailed page 18 as well as in the annexes to the accounts.

5.4	Acquisitions - asset sales

Acquisitions were:

•	$292 million in the fourth quarter 2022, notably for the acquisition of an additional 4.08% of the Waha concessions in Libya,
•	$5,872 million for the full-year 2022 for the above item as well as payments related to the award of the Atapu and Sépia production sharing contracts in Brazil, the acquisition of an interest in Clearway Energy Group and the bonus related to the New York Bight offshore wind concession in the United States.

Asset sales were:

•	$425 million in the fourth quarter 2022, notably related to farm-downs in the Integrated Power business and the disposal of interests in Block 14 in Angola,
•	$1,421 million for the full-year 2022 related to the above items as well as SunPower's disposal of its Enphase shares, the partial disposal of the Landivisiau power generation plant in France, the sale of the interest in the Sarsang field in Iraq, and an additional payment related to the 2020 sale of interests in the CA1 offshore block in Brunei.

5.5	Net cash flow

TotalEnergies' net cash flow(19) was:

•	$5,333 million in the fourth quarter 2022 compared to $5,076 million a year earlier, reflecting the $226 million decrease in operating cash flow before working capital changes and the $483 million decrease in net investments to $3,802 million in the fourth quarter 2022,
•	$29,426 million for 2022 compared with $15,833 million in 2021, reflecting the $16.6 billion increase in operating cash flow before working capital changes and the $3.0 billion increase in net investments to $16,303 million this year.

Cash flow from operations was $5,618 million in the fourth quarter 2022, compared to operating cash flow before working capital changes of $9,135 million, reflecting the $3.1 billion increase in working capital, mainly due to:

•	a reduction in tax liabilities linked to the pace of tax payments and the fall in oil and gas prices, notably in Norway and the United Kingdom, partially offset by the European Solidarity Contribution,
•	the increase in margin calls and the seasonality of the gas and electricity supply activity,
•	the price and volume effect on inventories.

5.6	Profitability

Return on equity was 32.5% for the full-year 2022.

	January 1, 2022	October 1, 2021	January 1, 2021
In millions of dollars	December 31, 2022	September 30, 2022	December 31, 2021
Adjusted net income	36,657	35,790	18,391
Average adjusted shareholders' equity	112,831	113,861	108,504
Return on equity (ROE)	32.5%	31.4%	16.9%

The return on average capital employed was 28.2% for the full-year 2022.

	January 1, 2022	October 1, 2021	January 1, 2021
In millions of dollars	December 31, 2022	September 30, 2022	December 31, 2021
Adjusted net operating income	38,212	37,239	19,766
Average capital employed	135,312	136,902	142,215
ROACE	28.2%	27.2%	13.9%

6.	TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, was €7,835 million in 2022 compared to €6,868 million in 2021.

(19)    Net cash flow = cash flow – net investments (including other transactions with non-controlling interest).

7.	Annual 2023 Sensitivities*

		Estimated impact on	Estimated impact on
	Change	adjusted	cash flow from
		net operating income	operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10 $/b	+/- 2.5 B$	+/- 3.0 B$
European gas price - NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

*      Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2023. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

**     In a 80 $/b Brent environment.

The revised 2023 sensitivities for adjusted net operating income and cash flow take into account, in particular, the Energy Profit Levy in the United Kingdom and the deconsolidation of the stake in PAO Novatek.

8.	2023 outlook

At the start of 2023, oil prices are moving between $80-90/b in an uncertain environment, where the possible worldwide economic slowdown could be counterbalanced by the recovery of China, global demand being expected to rise in 2023 to more than 100 Mb/d. In this context, OPEC+ countries have shown their willingness to keep prices above $80/b. Refining margins in Europe, particularly for distillates, are expected to remain supported by the effects of the European embargo on Russian petroleum products from February 5, 2023.

The tensions on European gas prices seen in 2022 are expected to continue into 2023, as the limited growth in global LNG production is supposed to meet both higher European LNG demand to replace Russian gas received in 2022 and higher Chinese LNG demand.

Since December 31, 2022, the production related to TotalEnergies' participation in Novatek, of 0.3 Mboe/d in 2022, is no longer consolidated. Excluding Novatek, TotalEnergies expects its hydrocarbon production to increase by approximately 2% to 2.5 Mboe/d in 2023, driven by three main start-ups planned for the year: Block 10 in Oman, Mero 2 in Brazil, and Absheron in Azerbaijan.

Continuing its growth momentum in LNG, TotalEnergies is strengthening its unique position in Europe in 2023 with the commissioning of two floating regasification terminals, the first of which, located in Lubmin, Germany, is already operational.

Having generated $1 billion in cash flow in 2022, the Integrated Power business will continue to grow in 2023 with power generation expected to reach more than 40 TWh, a 30% increase year-on-year, benefiting from the full integration of Total Eren, leading to a comparable rise in cash flow.

The implementation of an energy savings program will strengthen Downstream’s competitiveness, allowing it to benefit from a favorable European refining environment.

In 2023, TotalEnergies expects net investments of $16-18 billion, including $5 billion dedicated to low-carbon energies.

Supported by the strength of the Company's balance sheet and its cash generation potential, the Board of Directors confirmed a shareholder return policy for 2023 targeting a cash pay-out of between 35% and 40% as well as the following cash flow allocation priorities:

•	a sustainable ordinary dividend through cycles, that was not cut during the Covid crisis, and whose increase is supported by underlying cash flow growth,
•	investments to support of a strategy balanced between the various energies,
•	maintaining a strong balance sheet with a target rating at an "AA" level,
•	buybacks to share surplus cash flow generated at high prices and possibly a special dividend in the event of very high prices.

For 2023, this shareholder return policy will combine a 7.2% increase to 0.74 €/share in interim dividends and share buybacks of $2 billion planned for the first quarter.

TotalEnergies confirms its project to spin-off its affiliate, TotalEnergies EP Canada, by listing it on the Toronto stock exchange. TotalEnergies intends to retain a 30% stake in the listed entity, and to distribute 70% of the shares to TotalEnergies SE’s shareholders, through a special dividend in kind. This transaction would be subject to the approvals that will be taken by the General Assembly of TotalEnergies on May 26th, 2023.

* * * *

To listen to the conference call with CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 11:00 (Paris time), please log on to totalenergies.com or dial +44 (0) 121 281 8003 or +1 (718) 705-8794. The conference replay will be available on the Company's website totalenergies.com after the event.

* * * *

TotalEnergies contacts

Media Relations:	+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
Investor Relations:	+33 (0)1 47 44 46 46 l ir@totalenergies.com

9.	Results from Russian assets

Russian Upstream Assets (M$)	4Q22	3Q22	2022
Net income (TotalEnergies share)	(3,466)	(1,907)	(11,578)
Cash flow from operations	732	349	1,480

Capital employed by TotalEnergies in Russia as of December 31, 2022 was $2,874 million after taking into account in the fourth quarter 2022 a $4.1 billion impairment related to the decision to no longer equity account for the 19.4% stake in Novatek.

10.	Operating information by segment

10.1	Company’s production (Exploration & Production + iGRP)

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Combined liquids and gas production by region (kboe/d)	2022	2021	2022 vs 2021

994	920	1,063	-7%	Europe and Central Asia	982	1,022	-4%
477	463	508	-6%	Africa	474	532	-11%
703	692	682	+3%	Middle East and North Africa	687	667	+3%
442	449	363	+22%	Americas	425	372	+14%
196	145	235	-17%	Asia-Pacific	198	226	-12%
2,812	2,669	2,852	-1%	Total production	2,765	2,819	-2%
670	656	739	-9%	includes equity affiliates	682	732	-7%

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Liquids production by region (kb/d)	2022	2021	2022 vs 2021

348	302	378	-8%	Europe and Central Asia	334	366	-9%
358	352	379	-5%	Africa	358	398	-10%
565	557	534	+6%	Middle East and North Africa	552	516	+7%
259	260	174	+48%	Americas	238	179	+33%
40	23	45	-10%	Asia-Pacific	37	40	-8%
1,570	1,494	1,509	+4%	Total production	1,519	1,500	+1%
199	202	205	-3%	includes equity affiliates	203	206	-2%

4Q22	3Q22	4Q21	4Q22 vs 4Q21	Gas production by region (Mcf/d)	2022	2021	2022 vs 2021

3,460	3,322	3,683	-6%	Europe and Central Asia	3,476	3,524	-1%
592	559	664	-11%	Africa	584	681	-14%
745	740	825	-10%	Middle East and North Africa	739	838	-12%
1,030	1,061	1,064	-3%	Americas	1,049	1,086	-3%
854	685	1,092	-22%	Asia-Pacific	911	1,074	-15%
6,681	6,367	7,328	-9%	Total production	6,759	7,203	-6%
2,535	2,444	2,889	-12%	includes equity affiliates	2,581	2,842	-9%

10.2     Downstream (Refining & Chemicals and Marketing & Services)

			4Q22				2022
4Q22	3Q22	4Q21	vs	Petroleum product sales by region (kb/d)	2022	2021	vs
			4Q21				2021
1,665	1,816	1,668	-	Europe	1,732	1,582	+10%
743	690	780	-5%	Africa	732	701	+4%
740	907	817	-9%	Americas	836	800	+5%
558	569	526	+6%	Rest of world	591	500	+18%
3,706	3,982	3,791	-2%	Total consolidated sales	3,891	3,581	+9%
388	438	437	-11%	Includes bulk sales	411	383	+7%
1,868	2,049	1,801	+4%	Includes trading	2,012	1,696	+19%

			4Q22				2022
4Q22	3Q22	4Q21	vs	Petrochemicals production* (kt)	2022	2021	vs
			4Q21				2021
835	1,078	1,249	-33%	Europe	4,196	5,069	-17%
477	670	689	-31%	Americas	2,387	2,629	-9%
700	722	753	-7%	Middle East and Asia	2,971	3,014	-1%

*       Olefins, polymers.

10.3     Renewables

	4Q22					3Q22
Installed power generation gross capacity (GW) (1),(2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.8	0.6	0.0	0.1	1.5	0.7	0.6	0.0	0.1	1.4
Rest of Europe	0.2	1.1	0.3	0.0	1.6	0.2	1.1	0.2	0.0	1.4
Africa	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.1
Middle East	1.2	0.0	0.0	0.0	1.2	0.7	0.0	0.0	0.0	0.7
North America	2.9	2.1	0.0	0.1	5.1	2.9	2.1	0.0	0.0	5.0
South America	0.4	0.3	0.0	0.0	0.7	0.4	0.3	0.0	0.0	0.7
India	4.9	0.4	0.0	0.0	5.3	4.9	0.3	0.0	0.0	5.3
Asia-Pacific	1.2	0.0	0.1	0.0	1.4	1.2	0.0	0.1	0.0	1.3
Total	11.7	4.5	0.4	0.2	16.8	11.1	4.4	0.3	0.2	16.0

	4Q22					3Q22
Power generation gross capacity from renewables in construction (GW) (1),(2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.2	0.1	0.0	0.1	0.4	0.2	0.1	0.0	0.1	0.5
Rest of Europe	0.1	0.0	0.9	0.0	1.0	0.1	0.0	1.0	0.0	1.1
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.4
North America	2.6	0.0	0.0	0.5	3.1	1.6	0.0	0.0	0.2	1.7
South America	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
India	0.8	0.2	0.0	0.0	1.0	0.8	0.2	0.0	0.0	1.0
Asia-Pacific	0.1	0.0	0.5	0.0	0.6	0.1	0.0	0.5	0.0	0.7
Total	3.8	0.3	1.4	0.6	6.1	3.3	0.3	1.5	0.2	5.4

	4Q22					3Q22
Power generation gross capacity from renewables in development (GW) (1),(2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.6	0.4	0.0	0.0	2.0	2.1	0.4	0.0	0.0	2.5
Rest of Europe	3.8	0.4	4.4	0.1	8.6	4.8	0.3	4.4	0.1	9.6
Africa	0.6	0.1	0.0	0.1	0.9	0.6	0.1	0.0	0.1	0.9
Middle East	0.6	0.0	0.0	0.0	0.6	0.5	0.0	0.0	0.0	0.5
North America	10.8	3.4	4.1	4.1	22.4	11.8	3.4	4.0	4.5	23.7
South America	0.8	1.1	0.0	0.2	2.0	0.7	0.5	0.0	0.2	1.4
India	4.4	0.1	0.0	0.0	4.5	3.9	0.1	0.0	0.0	4.0
Asia-Pacific	2.2	0.1	2.3	0.4	5.0	2.0	0.3	1.2	0.3	3.7
Total	24.8	5.5	10.8	4.9	46.0	26.5	5.1	9.6	5.3	46.4

(1)	Includes 20% of the gross capacities of Adani Green Energy Limited and 50% of Clearway Energy Group.

(2)	End-of-period data.

11. Adjustment items to net income (TotalEnergies share)

4Q22	3Q22	4Q21	In millions of dollars	2022	2021
(5,585)	(2,186)	(1,074)	Special items affecting net income (TotalEnergies share)	(17,310)	(3,329)
-	1,391	(170)	Gain (loss) on asset sales	1,391	(1,726)
(14)	(17)	6	Restructuring charges	(42)	(308)
(3,845)	(3,118)	(670)	Impairments	(15,743)	(910)
(1,726)	(442)	(240)	Other	(2,916)	(385)
(705)	(827)	111	After-tax inventory effect : FIFO vs. replacement cost	501	1,495
1,993	(224)	(25)	Effect of changes in fair value	1,138	(194)
(4,297)	(3,237)	(988)	Total adjustments affecting net income	(15,671)	(2,028)

12. Reconciliation of adjusted EBITDA with consolidated financial statements

12.1       Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

			4Q22				2022
4Q22	3Q22	4Q21	vs	In millions of dollars	2022	2021	vs
			4Q21				2021
3,264	6,626	5,837	-44%	Net income - TotalEnergies share	20,526	16,032	+28%
4,297	3,237	988	x4.3	Less: adjustment items to net income (TotalEnergies share)	15,671	2,028	x7.7
7,561	9,863	6,825	+11%	Adjusted net income - TotalEnergies share	36,197	18,060	x2
				Adjusted items
210	85	79	x2.7	Add: non-controlling interests	460	331	+39%
4,530	6,037	3,606	+26%	Add: income taxes	20,565	9,211	x2.2
3,204	2,926	3,278	-2%	Add: depreciation, depletion and impairment of tangible assets and mineral interests	12,316	12,735	-3%
111	95	119	-7%	Add: amortization and impairment of intangible assets	400	401	-
719	633	483	+49%	Add: financial interest on debt	2,386	1,904	+25%
(338)	(219)	(105)	ns	Less: financial income and expense from cash & cash equivalents	(746)	(340)	ns
15,997	19,420	14,285	+12%	Adjusted EBITDA	71,578	42,302	+69%

12.2       Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

			4Q22				2022
4Q22	3Q22	4Q21	vs	In millions of dollars	2022	2021	vs
			4Q21				2021
				Adjusted items
63,884	64,924	55,298	+16%	Revenues from sales	263,206	184,678	+43%
(42,755)	(41,509)	(36,189)	ns	Purchases, net of inventory variation	(171,049)	(120,160)	ns
(7,027)	(6,689)	(6,630)	ns	Other operating expenses	(28,745)	(26,754)	ns
(250)	(71)	(215)	ns	Exploration costs	(574)	(632)	ns
636	163	551	+15%	Other income	1,349	1,300	+4%
(480)	(58)	(374)	ns	Other expense, excluding amortization and impairment of intangible assets	(1,142)	(543)	ns
266	196	195	+36%	Other financial income	812	762	+7%
(150)	(112)	(138)	ns	Other financial expense	(533)	(539)	ns
1,873	2,576	1,787	+5%	Net income (loss) from equity affiliates	8,254	4,190	+97%
15,997	19,420	14,285	+12%	Adjusted EBITDA	71,578	42,302	+69%
				Adjusted items
(3,204)	(2,926)	(3,278)	ns	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(12,316)	(12,735)	ns
(111)	(95)	(119)	ns	Less: amortization of intangible assets	(400)	(401)	ns
(719)	(633)	(483)	ns	Less: financial interest on debt	(2,386)	(1,904)	ns
338	219	105	x3.2	Add: financial income and expense from cash & cash equivalents	746	340	x2.2
(4,530)	(6,037)	(3,606)	ns	Less: income taxes	(20,565)	(9,211)	ns
(210)	(85)	(79)	ns	Less: non-controlling interests	(460)	(331)	ns
(4,297)	(3,237)	(988)	ns	Add: adjustment - TotalEnergies share	(15,671)	(2,028)	ns
3,264	6,626	5,837	-44%	Net income - TotalEnergies share	20,526	16,032	+28%

13. Investments - Divestments

			4Q22				2022
4Q22	3Q22	4Q21	vs	In millions of dollars	2022	2021	vs
			4Q21				2021
3,935	3,116	4,681	-16%	Organic investments ( a )	11,852	12,675	-6%
287	169	182	+58%	Capitalized exploration	669	841	-21%
210	233	348	-40%	Increase in non-current loans	954	1,231	-23%
(259)	(214)	(234)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,082)	(531)	ns
(124)	4	(52)	ns	Change in debt from renewable projects (TotalEnergies share)	(310)	(222)	ns
292	1,716	288	+1%	Acquisitions ( b )	5,872	3,284	+79%
425	129	684	-38%	Asset sales ( c )	1,421	2,652	-46%
109	(4)	34	x3.2	Change in debt from renewable projects (partner share)	279	134	x2.1
(133)	1,587	(396)	ns	Net acquisitions	4,451	632	x7
3,802	4,703	4,285	-11%	Net investments ( a + b - c )	16,303	13,307	+23%
50	-	-	ns	Other transactions with non-controlling interests ( d )	50	757	-93%
(335)	(570)	(398)	ns	Organic loan repayment from equity affiliates ( e )	(1,630)	(626)	ns
233	(8)	86	x2.7	Change in debt from renewable projects financing * ( f )	589	356	+65%
61	43	34	+79%	Capex linked to capitalized leasing contracts ( g )	177	111	+59%
8	7	27	-70%	Expenditures related to carbon credits ( h )	19	27	-30%
3,681	4,075	3,912	-6%	Cash flow used in investing activities ( a + b - c + d + e + f - g - h )	15,116	13,656	+11%

*   Change in debt from renewable projects (TotalEnergies share and partner share).

14. Cash flow

			4Q22				2022
4Q22	3Q22	4Q21	vs	In millions of dollars	2022	2021	vs
			4Q21				2021
9,361	12,040	9,759	-4%	Operating cash flow before working capital changes w/o financial charges (DACF)	47,025	30,660	+53%
(226)	(304)	(398)	ns	Financial charges	(1,296)	(1,520)	ns
9,135	11,736	9,361	-2%	Operating cash flow before working capital changes ( a ) *	45,729	29,140	+57%
(2,247)	7,692	2,591	ns	(Increase) decrease in working capital **	2,831	188	x15.1
(895)	(1,010)	85	ns	Inventory effect	501	1,796	-72%
(40)	0	(19)	ns	Capital gain from renewable project sales	(64)	(89)	ns
(335)	(570)	(398)	ns	Organic loan repayments from equity affiliates	(1,630)	(626)	ns
5,618	17,848	11,621	-52%	Cash flow from operations	47,367	30,410	+56%

3,935	3,116	4,681	-16%	Organic investments ( b )	11,852	12,675	-6%
5,200	8,620	4,680	+11%	Free cash flow after organic investments, w/o net asset sales ( a - b )	33,877	16,465	x2.1

3,802	4,703	4,285	-11%	Net investments ( c )	16,303	13,307	+23%
5,333	7,033	5,076	+5%	Net cash flow ( a - c )	29,426	15,833	+86%

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale.

Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

15. Gearing ratio

In millions of dollars	12/31/2022	09/30/2022	12/31/2021
Current borrowings (1)	14,065	15,556	13,645
Other current financial liabilities	488	861	372
Current financial assets (1),(2)	(8,556)	(11,532)	(12,183)
Net financial assets classified as held for sale	(38)	(36)	(4)
Non-current financial debt (1)	36,987	37,506	41,868
Non-current financial assets (1)	(1,303)	(1,406)	(1,557)
Cash and cash equivalents	(33,026)	(35,941)	(21,342)
Net debt (a)	8,617	5,008	20,799

Shareholders’ equity - TotalEnergies share	111,724	117,821	111,736
Non-controlling interests	2,846	2,851	3,263
Shareholders' equity (b)	114,570	120,672	114,999

Net-debt-to-capital ratio = a / (a+b)	7.0%	4.0%	15.3%

Leases (c)	8,096	7,669	8,055
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	12.7%	9.5%	20.1%

(1)	Excludes leases receivables and leases debts.

(2)	Including initial margins held as part of the Company's activities on organized markets.

16. Return on average capital employed

Full year 2022

	Integrated Gas,
In millions of dollars	Renewables &	Exploration &	Refining &	Marketing &	Company
	Power	Production	Chemicals	Services
Adjusted net operating income	12,144	17,479	7,302	1,550	38,212
Capital employed at 12/31/2021*	55,978	71,675	8,069	8,783	141,813,
Capital employed at 12/31/2022*	49,896	65,784	7,438	7,593	128,811
ROACE	22.9%	25.4%	94.2%	18.9%	28.2%

Twelve months ended September 30, 2022

	Integrated Gas,
In millions of dollars	Renewables &	Exploration &	Refining &	Marketing &	Company
	Power	Production	Chemicals	Services
Adjusted net operating income	12,014	17,476	6,368	1,695	37,239
Capital employed at 09/30/2021*	52,401	75,499	9,156	8,281	143,383
Capital employed at 09/30/2022*	54,923	65,041	5,801	7,141	130,420
ROACE	22.4%	24.9%	85.2%	22.2%	27.2%

Full year 2021

	Integrated Gas,
In millions of dollars	Renewables &	Exploration &	Refining &	Marketing &	Company
	Power	Production	Chemicals	Services
Adjusted net operating income	6,243	10,439	1,909	1,618	19,766
Capital employed at 12/31/2020*	45,611	78,928	11,375	8,793	142,617
Capital employed at 12/31/2021*	55,978	71,675	8,069	8,783	141,813
ROACE	12.3%	13.9%	19.6%	18.4%	13.9%

*    At replacement cost (excluding after-tax inventory effect).

Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This press release presents the results for the fourth quarter 2022 and the full-year 2022 from the consolidated financial statements of TotalEnergies SE as of December 31, 2022 (unaudited). The audit procedures by the Statutory Auditors are underway. The consolidated financial statements (unaudited) are available on the website totalenergies.com. This document does not constitute the annual financial report (rapport financier annuel) within the meaning of article L.451.1.2 of the French monetary and financial code (code monétaire et financier).

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States

Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of TotalEnergies’ principal competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.